UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Notice to the Market

Sale of Equity Interest Held in Bovespa Holding S.A.

The Bradesco Organization (Bradesco) hereby informs its shareholders and the market in general that it has sold part of its interest in Bovespa Holding S.A. (Bovespa), within the scope of the Initial Public Offering (IPO), generating a pre-tax profit of approximately R$178 million.

In the third quarter of 2007, Bradesco also sold 12 (twelve) ownership certificates in the Bovespa to Goldman Sachs do Brasil (Goldman), generating a pre-tax profit of R$75 million.

Pursuant to the Sale Agreement of these securities, the shares associated with these 12 ownership certificates, resulting from the Demutualization of the Bovespa, are the object of a call option by Bradesco or a put option by Goldman at the original acquisition price, adjusted by the CDI so that any gains or losses arising from the difference between the original acquisition price of the securities and the sale price on the market will remain with Bradesco.

Considering the price of R$23.00 per share fixed at the IPO, these options represent potential additional pre-tax gains of R$77 million for Bradesco.

The remaining direct and indirect interest of 3.02%, corresponds to R$490 million at the price of R$23.00 per share.

Cidade de Deus, Osasco, SP, October 26, 2007

Banco Bradesco S.A.
Norberto Pinto Barbedo
Executive Vice-President

  Please contact Mr. Jean Philippe Leroy, phone - 55 11 2178-6229, e-mail - 4823.jean@bradesco.com.br or Mrs. Édina Rosária dos Santos, phone 55 11 2178-6203, e-mail - 4823.edina@bradesco.com.br, should you have any questions or require further information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.